UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):
           |_| Form 10-KSB |_| Form 11-K |_| Form 20-F |X|Form 10-QSB

                         For Period Ended: June 30, 2006

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

          For the Transition Period Ended: ____________________________

                Nothing in this form shall be construed to imply
                      that the Commission has verified any
                          information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________

                                     PART I
                             REGISTRANT INFORMATION

                          CYBER DEFENSE SYSTEMS, INC.
                          ---------------------------
                            Full Name of Registrant

                            1090 Roosevelt Boulevard

           Address of Principal Executive Office (Street and Number)

                         St. Petersburg, Florida 33716

                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its form 10-QSB within the prescribed period due to ministerial difficulties, without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                    Arthur S. Marcus             (212) -752-9700
                   ------------------           -----------------
                   (Name) (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

The Company expects its net income for the three months ended June 30, 2006 to approximate $1,000,000, as compared to a loss of $9,076,537 for the three months ended June 30, 2005. The net income for the three months ended June 30, 2006 is due a gain of approximately $4,500,000 related to derivative valuation as compared to a loss of $7,496,210 resulting in a decrease of approximately $12,000,000 when compared to the 2005 period offset by increases in total expenses of approximately $1,400,000, increases of interest expense of approximately $550,000 in the three months ended June 30, 2006 versus the comparable prior year period.

The Company expects its net loss for the six months ended June 30, 2006 to approximate $2,300,000 as compared to a loss of $14,767,684 for the six months ended June 30, 2005 due primarily to a derivative valuation gain of approximately $3,500,000 for the six months ended June 30, 2006, a decrease of approximately $11,000,000 when compared to a derivative valuation loss of $7,496,210 for the prior year comparable period. Total expenses decreased approximately $1,800,000 for the six months ended June 30, 2006 primarily due to the impairment of goodwill of $4,577,000 in the six month period ended June 30, 2005 for which no current year comparable expense exists offset by increases in general and administrative expense of approximately $3,300,000 and decreases in research and development expense. In addition, interest expense in the 2006 periods was significantly higher than in 2005 due to higher levels of debt and the amortization of the discount related to the beneficial conversion features of certain debt during the six months ended June 30, 2006, which has been recorded as additional interest.

The current period's figures are preliminary and are subject to further review and adjustment, the results of which could be material.

CYBER DEFENSE SYSTEMS, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


          Date: August 14, 2006                   By: /s/ David M. Barnes
                                                      -----------------------
                                                      David M. Barnes
                                                      Chief Financial Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)